SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)*
Evogene Ltd.
(Name of Issuer)
Ordinary Shares, par value NIS 0.02 per share
(Title of Class of Securities)
M4119S104
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-1(b)
[x]    Rule 13d-1(c)
[ ]    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP NO. M4119S104

1	NAMES OF REPORTING PERSONS Monsanto Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,636,364 Ordinary Shares (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,636,364 Ordinary Shares (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,636,364 Ordinary Shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.44% (See Item 4)
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G/A

CUSIP NO. M4119S104

Item 1(a).	Name of Issuer:
Evogene Ltd. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:
13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002
Israel

Items 2(a),
(b) and (c).    Name of Person Filing, Address of Principal Business Office and Citizenship:
This Schedule 13G/A is being filed on behalf of Monsanto Company, a Delaware corporation (the "Reporting Person").
The mailing address of the Reporting Person is 800 N. Lindbergh Blvd., St. Louis, Missouri, 63167, USA.

Item 2(d).	Title of Class of Securities:
Ordinary Shares, par value NIS 0.02 per share (the “Ordinary Shares”)

Item 2(e).	CUSIP Number:
M4119S104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:
1,636,364 Ordinary Shares

(b)	Percent of class:
Based on 25,394,388 Ordinary Shares outstanding at September 30, 2015, as reported by the Issuer in a Form 6-K filed November 18, 2015, the Reporting Person holds approximately 6.44% of the issued and outstanding Ordinary Shares of the Issuer.

SCHEDULE 13G/A

CUSIP NO. M4119S104

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 1,636,364 Ordinary Shares

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,636,364 Ordinary Shares

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of a Group.
Not applicable

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G/A

CUSIP NO. M4119S104

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 12, 2016

MONSANTO COMPANY

By:	/s/ Michelle Bushore
Name:	Michelle Bushore
Title:	Assistant Secretary

SCHEDULE 13G/A

CUSIP NO. M4119S104

EXHIBIT A

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, MONSANTO COMPANY, a corporation duly organized under the laws of the State of Delaware, United States (the “Company”) does hereby make, constitute and appoint each of MICHELLE BUSHORE, NANCY E. HAMILTON, MATTHEW E. JOHNSON, CHRISTOPHER A. MARTIN and JENNIFER L. WOODS, acting severally, as its true and lawful attorneys-in-fact, for him or her and to execute in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all documents, certificates, instruments statements, other filings and amendments to the foregoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D and 13G and any and all amendments to the foregoing as may be required to be filed with the Securities and Exchange Commission, and deliver, furnish or file any such documents with the appropriate governmental regulatory authority, each of said attorneys-in-fact and agents to have power to act with or without the others and to have full power and authority to do and to perform in the name and on behalf of the Company every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorneys-in-fact and/or any of them may lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 11th day of February 2015.

MONSANTO COMPANY

By:	/s/ Pierre Courduroux
Name:	Pierre Courduroux
Title:	Senior Vice President and Chief Financial Officer